

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

October 16, 2015

<u>Via E-mail</u>
Mr. Steven Rostowsky
Principal Financial Officer
Sprott Physical Gold Trust and Sprott Physical Silver Trust
Royal Bank Plaza, Suite 2700, South Tower
200 Bay Street
Toronto, Ontario, Canada M5J 2J1

   **Re:    Sprott Physical Gold Trust**
   **Form 40-F for the fiscal year ended December 31, 2014**
   **Filed March 30, 2015**
   **File No. 1-34638**

   **Sprott Physical Silver Trust**
   **Form 40-F for the fiscal year ended December 31, 2014**
   **Filed March 30, 2015**
   **File No. 1-34928**

Dear Mr. Rostowsky:

        We have completed our review of your filings.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                                        Sincerely,

                                                        /s/ Shannon Sobotka

                                                        Shannon Sobotka
                                                        Senior Staff Accountant
                                                        Office of Real Estate & -
                                                            Commodities